Exhibit 99.1

YM BIOSCIENCES REPORTS SECOND QUARTER 2007
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 9, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the second quarter of fiscal 2007, ended December 31, 2006.
“We closed the last quarter anticipating results from the third interim analysis of the pivotal Phase III trial of tesmilifene in rapidly progressing metastatic breast cancer. With the surprising and disappointing news we received in January that tesmilifene would not meet its primary endpoint in this trial, we are now undertaking a thorough analysis of the study data and evaluating the future of this compound,” said David Allan, Chairman and CEO of YM BioSciences. “However, this setback also highlights the importance of our other late stage assets, nimotuzumab and AeroLEF™, and the resilience of our business model that spreads risk across a portfolio of development programs and partners. YM BioSciences is exiting our fiscal second quarter in a solid financial position and will continue clinical advancement of nimotuzumab and AeroLEF™, two highly differentiated products with significant market potential, while determining the prospects for tesmilifene and seeking additional assets that fit our development profile.”

Operational Highlights:

Tesmilifene:
•
In late January 2007, the Data Safety Monitoring Board (DSMB) overseeing the ‘DEC’ Phase III pivotal trial of tesmilifene in combination with epirubicin and cyclophosphamide for the treatment of rapidly progressing metastatic breast cancer completed the third planned interim analysis. Evaluating data that included 351 patient events, the DSMB advised the company that although there were no safety concerns and that the trial was well conducted, it was highly unlikely to meet its primary efficacy endpoint, a statistically significant improvement in overall survival for the tesmilifene arm, and recommended the trial be stopped. A thorough analysis of the data obtained in the trial is underway and must be completed before the impact of this outcome on any ongoing or future development of tesmilifene can be determined.

Nimotuzumab:
•
During the quarter, global development of nimotuzumab in multiple tumor types, including pediatric and adult glioma, pancreatic cancer, prostate cancer, non-small cell cancer, esophageal cancer, cervical cancer, and breast cancer, continued through a consortium of international development partners. Enrollment should be completed during the first half of 2007 in a pivotal Phase III trial of nimutuzumab as first-line therapy in pediatric pontine glioma being conducted by Oncoscience AG in Germany. YM BioSciences is in the planning stages of a Phase II study in the same indication in the United States and Canada.

AeroLEF™:
•
Final results from a two-part Phase IIb trial (DLKLEF-AP4) in post-surgical pain are expected in the first half of 2007. The second part of this study, still underway, is a randomized, double-blind, placebo controlled trial of 99 patients designed to evaluate the safety and efficacy of AeroLEF™ for the management of pain following elective orthopedic surgery. Results from Part I of the study, an open-label segment, were presented at the American Society of Anesthesiologists (ASA) Annual Meeting in October, 2006. These data suggested that inhaled AeroLEF™ was well tolerated and produced clinically meaningful, highly individualized analgesia for acute post-surgical pain.

Financial results (CDN dollars) for the second quarter (Sept. 30, 2006 - Dec. 31, 2006):
Total revenue for the quarter ended December 31, 2006 was $2.0 million compared to $0.6 million for the same period last fiscal year. Total revenue for the first six months of the 2007 fiscal year was $3.8 million compared to $0.8 million for the first six months of the corresponding period last fiscal year. Revenue was generated from out-licensing agreements and interest income. Licensing revenue increased mainly due to the licenses for nimotuzumab to Innogene Kalbiotech Private Limited (January 2006) for countries in Southeast Asia and Africa and Daiichi Pharmaceutical Co., Ltd. (July 2006) for Japan.

Total operating expenditures for the quarter ended December 31, 2006 were $10.4 million compared to $6.1 million for the same period last year. Total expenditures for the first six months of the 2006 fiscal year were $20.2 million compared to $12.3 million for the first six months of the corresponding period last year. General and administrative expenses for the second quarter were $2.0 million and for the first six months were $3.8 million compared with $1.3 million and $2.7 million respectively for the same periods in the prior year. Licensing and Product Development expenses for the second quarter were $8.5 million and for the first six months were $16.3 million compared to $4.8 million and $9.6 million respectively for the same periods in the prior year. The increases were due mainly to the addition of a senior management team with the acquisition of Eximias in May 2006 and increased expenditures on nimotuzumab.

Costs related to tesmilifene for the three month period ended December 31, 2006 decreased by $0.9 million to $2.3 million compared to $3.2 million for the comparable period last year. Year-to-date, costs have decreased by $2.1 million to $3.9 million compared to $6.0 million for the same period in the prior year. Costs associated directly to AeroLEF™ increased by $0.4 million for the quarter ended and by $0.3 million for the six months ended December 31, 2006 due to additional costs associated with the Phase IIb Clinical Trial. Costs associated directly to nimotuzumab increased by $0.9 million to $2.4 million for the quarter ended and by $3.2 million to $4.9 million for the six months ended December 31, 2006 as a result of costs associated with an increase in manufacturing capacity.

Net loss for the second quarter was $8.4 million and for the year to date was $18.1 million compared to $5.5 million and $11.5 million respectively for the same periods last year.

As at December 31, 2006 the Company had cash, cash equivalents and short-term deposits totaling $86.0 million and accounts payable and accrued liabilities of $2.1 million compared to $88.3 million and $3.7 million respectively at June 30, 2006.

As at December 31, 2006 the Company had 55,782,023 common shares outstanding, 2,380,953 common shares held in escrow for contingent additional payment related to the acquisition of DELEX Therapeutics Inc., 9,022,277 warrants and 4,801,622 options outstanding.

Restatement of financial results for fiscal first quarter 2007
YM BioSciences also announced it is issuing restated consolidated financial results for the fiscal first quarter ended September 30, 2006. The restatement will reflect changes to the accounting treatment of a licensing payment and has no effect on the Company’s current cash position or operating expenses.

During the first quarter, YM BioSciences received a non-refundable payment from Daiichi of $16.2 million (US$14.5 million) less withholding tax of $1.6 million (US$1.45 million) for a net amount received of $14.6 million (US$13.05 million). Since the contract obligates the Company to participate with the licensee for a period of time, the payment is accounted for as ‘deferred revenue’ and amortized over the estimated period of collaboration required. As disclosed in the original Q1 financial statements and MD&A, the net amount received was credited to deferred revenue and amortized.

It was subsequently determined that, according to GAAP, the revenue should be recognized on a gross basis and the withholding tax should be treated as income tax and expensed immediately. Accordingly, the restated Q1 statements defer and amortize the gross payment $16.2 million (US$14.5 million) and expense immediately the total amount of withholding tax $1.6 million (US$1.45 million). As a result, the restated Q1 financial statements show an income tax expense of $1,622,695 and additional revenue of $67,613 resulting in an additional loss of $1,555,082 and a loss per share of $0.17 vs. $0.15 reported.

About YM BioSciences
YM BioSciences, Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Media Enquiries
Mike Beyer
Sam Brown Inc.
773-463-4211
beyer@sambrown.com
Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31, 2006	June 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,464,351	$2,735,317
Short-term deposits	65,534,646	85,606,117
Accounts receivable	1,633,214	2,214,775
Prepaid expenses	224,935	318,338
	87,857,146	90,874,547
Capital assets	322,563	304,985
Intangible assets	7,602,427	8,868,528
	$95,782,136	$100,048,060
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,127,256	$2,367,042
Accrued liabilities	981,127	1,350,923
Deferred revenue	4,822,904	738,297
	6,931,287	4,456,262
Deferred revenue	11,160,195	844,275
Shareholders' equity:
Share capital	172,773,599	172,771,544
Share purchase warrants	4,597,808	4,597,988
Contributed surplus	4,937,076	3,944,492
Deficit accumulated during the development stage	(104,617,829)	(86,566,501)
	77,690,654	94,747,523
Basis of presentation
Commitments
Subsequent event
	$95,782,136	$100,048,060

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,		Period from inception on August 17, 1994 to December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Revenue	$1,196,126	$379,242	$2,056,824	$467,750	$3,955,979
Interest income	801,673	169,988	1,696,385	324,487	6,586,234
	1,997,799	549,230	3,753,209	792,237	10,542,213
Expenses:
General and administrative	1,950,975	1,253,873	3,831,865	2,681,772	32,940,064
Licensing and product development	8,466,106	4,810,644	16,330,971	9,586,653	78,368,885
	10,417,081	6,064,517	20,162,836	12,268,425	111,308,949
Loss before the undernoted	(8,419,282)	(5,515,287)	(16,409,627)	(11,476,188)	(100,766,736)
Gain (loss) on foreign exchange	112,891	(21,005)	27,074	16,050	(193,556)
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss before income taxes	(8,306,391)	(5,536,292)	(16,382,553)	(11,460,138)	(102,151,621)
Income taxes	46,080	-	1,668,775	-	1,676,075
Loss for the period	$(8,352,471)	$(5,536,292)	(18,051,328)	$(11,460,138)	$(103,827,696)
Basic and diluted loss per common share	$(0.15)	$(0.14)	$(0.32)	$(0.29)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,782,023	39,139,493	55,782,009	38,964,104

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,			Period from inception on August 17, 1994 to December 31,
	2006	2005	2006		2005	2006
	(Unaudited)		(Unaudited)			(Unaudited)
Deficit, beginning of period	$(96,265,358)	$(66,675,740)	$	$(86,566,501)	$(60,751,894)	$-
Cost of purchasing shares for cancellation in excess of book value	-	-		-	-	(790,133)
Loss for the period	(8,352,471)	(5,536,292)		(18,051,328)	(11,460,138)	(103,827,696)
Deficit, end of period	$(104,617,829)	$(72,212,032)		$(104,617,829)	$(72,212,032)	$(104,617,829)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended December 31,		Six months ended December 31,		Period from inception on August 17, 1994 to December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(8,352,471)	$(5,536,292)	$(18,051,328)	$(11,460,138)	$103,827,696)
Items not involving cash:
Amortization of capital assets	25,352	12,605	50,699	25,169	382,381
Amortization of intangible assets	633,050	267,843	1,266,101	496,371	2,673,019
Loss on sale of marketable securities	-	-	-	-	1,191,329
Stock-based employee compensation	473,369	263,822	992,584	550,741	5,429,147
Stock-based consideration	-	-	-	100,000	292,750
Warrants-based consideration	-	-	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(193,290)	195,279	674,964	(53,770)	(829,427)
Accounts payable, deferred accrued liabilities and revenue	(452,558)	(58,640)	12,790,945	(323,672)	14,849,839
	(7,866,548)	(4,855,383)	(2,276,035)	(10,665,299)	(79,783,883)
Financing activities:
Issuance of common shares on exercise of warrants	-	185,916	1,875	185,916	4,284,055
Repayment of debentures	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	-	-	-	-	123,276,729
Issuance of common shares on exercise of options	-	59,750	-	222,250	2,505,014
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	-	245,666	1,875	408,166	124,936,322
Investing activities:
Short-term deposits, net	(13,888,114)	-	20,071,471	29,882,472	(65,340,721)
Proceeds on sale of marketable securities	-	-	-	-	1,404,450
Additions to capital and intangible assets	(66,647)	(4,089)	(68,277)	(10,720)	(518,430)
	(13,954,761)	(4,089)	20,003,194	29,871,752	(64,454,701)

Increase (decrease) in cash and cash equivalents	(21,821,309)	(4,613,806)	17,729,034	19,614,619	(19,302,262)
Cash assumed on acquisitions	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	42,285,660	24,914,798	2,735,317	686,373	-
Cash and cash equivalents, end of period	$20,464,351	$20,300,992	$20,464,351	$20,300,992	$20,464,351

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006
	(Unaudited)		(Unaudited)		(Unaudited)
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$-	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	100,000	100,000